Exhibit 3.1

ELECTRONICS FOR IMAGING, INC.

CERTIFICATE OF AMENDMENT OF BY-LAWS

The undersigned, being the duly acting and appointed Secretary of Electronics For Imaging, Inc., a Delaware corporation (the “Company”), hereby certifies that the Board of Directors of the Company amended the Company’s By-Laws at a meeting of the Board of Directors held on November 9, 2007, as follows:

Article III, Section 1 of the Company’s By-Laws was deleted in its entirety and replaced with the following:

“Section 1. Effective as of the 2007 Annual Meeting of stockholders, the number of directors which shall constitute the whole board shall be six (6). The board of directors may, by resolution passed by a majority of the whole board, change the authorized number of directors, provided that the number of authorized directors shall not be less than six (6). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders, residents of Delaware or citizens of the United States.”

Dated: November 9, 2007	/s/ James L. Etheridge
James L. Etheridge, Secretary